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[GRAPHIC - CINRAM LOGO]
2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3


NEWS RELEASE
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FOR IMMEDIATE RELEASE

                        CINRAM INTERNATIONAL INCOME FUND
                        RESPONDS TO LETTER FROM AMARANTH

TORONTO, ON -- September 19, 2006 -- Cinram International Income Fund (the "Fund") (TSX: CRW.UN) announced today that it has responded to the letter received from Amaranth Advisors (Canada) ULC, on behalf of Amaranth Canada Trust, by letter dated September 19, 2006, a copy of which is attached as Schedule "A".

ABOUT CINRAM

Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

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For further information, please contact:

Debra Chan
Tel: (416) 298-8190
debrachan@cinram.com


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                                  SCHEDULE "A"

VIA EMAIL, ORIGINAL BY COURIER

September 19, 2006

Amaranth Advisors (Canada) ULC
Attention: Manos Vourkoutiotis
Canada Trust Tower
161 Bay Street, Suite 3160
P.O. Box 216
Toronto, Ontario  M5J 2S1

Dear Mr. Vourkoutiotis:

Dave Rubenstein has forwarded to me, and the other members of the Board of Trustees of Cinram International Income Fund [the "Fund"], your e-mail letter of September 18, 2006.

As you readily acknowledge in your letter, the selling pressure on the Fund's units that day was attributable to problems within the Amaranth organization, and was in no way caused by the Fund, which remains on track with its business plans and progress.

While we are unaware of, and therefore cannot comment on, your intentions in sending, and publicly disclosing, the letter, I do wish to respond to its suggestion that the Board retain a financial advisor to explore a sale of the Fund. For the record, the Board has no intention of selling, or exploring the possibility of selling, the Fund or any of its operating subsidiaries or their respective businesses. Having said that, I further wish to emphasize that the Board, as it and its predecessors have consistently done, will continue to explore opportunities and strategies for growth and value maximization, with a view to protecting and furthering the long term interests of the Fund and its unit holders, as well of those of its operating subsidiaries and their employees, customers and other stakeholders.

Yours truly,

Henri Aboutboul
Chairman, Board of Trustees
Cinram International Income Fund